EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of subsidiary	State of their jurisdiction of incorporation or organization	Other names under which subsidiary does business
StoresOnline, Inc.	Delaware	None
StoresOnline International, Inc.	Delaware	None
StoresOnline International, Ltd.	United Kingdom	None
StoresOnline International Canada, ULC	Alberta, Canada	None
Galaxy Mail, Inc.	Wyoming	None
Avail 24/7, Inc.	Delaware	None
Internet Training Group, Inc.	Delaware	None